UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         AUTHENTIC SPECIALTY FOODS, INC.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    05266E107
                             ----------------------
                                 (CUSIP Number)

                                 March 24, 1998
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 18 Pages

                                  SCHEDULE 13G

CUSIP No. 05266E107                                           Page 2 of 18 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            248,000/1/

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.18%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
/1/      See Item 4(a).

                                  SCHEDULE 13G

CUSIP No. 05266E107                                           Page 3 of 18 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                                0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 0
    With
                           8       Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            248,000/1/

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.18%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
/1/      See Item 4(a).

                                  SCHEDULE 13G

CUSIP No. 05266E107                                           Page 4 of 18 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                                0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 0
    With
                           8       Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            248,000/1/

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.18%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
/1/      See Item 4(a).

                                  SCHEDULE 13G

CUSIP No. 05266E107                                           Page 5 of 18 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5       Sole Voting Power
 Number of                                25,500
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 25,500
    With
                           8       Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            25,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    0.33%

12       Type of Reporting Person*

                  PN; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 05266E107                                           Page 6 of 18 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5       Sole Voting Power
 Number of                                0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                293,500
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 0
    With
                           8       Shared Dispositive Power
                                          293,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            293,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    3.77%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 05266E107                                           Page 7 of 18 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5       Sole Voting Power
 Number of                                0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                293,500
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 0
    With
                           8       Shared Dispositive Power
                                          293,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            293,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    3.77%

12       Type of Reporting Person*

                  CO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 05266E107                                           Page 8 of 18 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                               0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               293,500
    Each
  Reporting                7       Sole Dispositive Power
   Person                                0
    With
                           8       Shared Dispositive Power
                                         293,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            293,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    3.77%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 05266E107                                           Page 9 of 18 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                               0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               293,500
    Each
  Reporting                7       Sole Dispositive Power
   Person                                0
    With
                           8       Shared Dispositive Power
                                         293,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            293,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    3.77%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 18 Pages



This Amendment No. 1 supplementally amends the initial statement on Schedule 13G dated March 6, 1998, filed by the Reporting Persons (the "Initial Statement"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 1(a)      Name of Issuer:

               Authentic Specialty Foods, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               1313 Avenue R, Grand Prairie, Texas 75050.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"),

               (ii) Mr. George Soros ("Mr. Soros"),

               (iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"),

               (iv) White  Rock  Capital   Partners,   L.P.,  a  Texas   limited
                    partnership ("White Rock Partners"),

               (v)  White  Rock  Capital  Management,   L.P.,  a  Texas  limited
                    partnership ("White Rock Management"),

               (vi) White Rock Capital,  Inc., a Texas corporation ("White Rock,
                    Inc."),

               (vii) Thomas U. Barton and

               (viii) Joseph U. Barton.


               This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"), including, but not limited to, Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a member of the Management Committee of SFM LLC. SFM LLC, on behalf of Quantum Partners, has granted investment discretion to White Rock Management, pursuant to an investment advisory contract between Quantum Partners and White Rock Management (the "White Rock Contract"). The Shares currently held for the account of Quantum Partners were acquired at the direction of White Rock
Management, and none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises voting or dispositive power over the Shares.

                                                             Page 11 of 18 Pages



This Statement also relates to Shares held for the accounts of White Rock Partners and White Rock Management. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

               The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)      Citizenship:

               i)   SFM LLC is a Delaware limited liability company;

               ii)  Mr. Soros is a United States citizen;

               iii) Mr. Druckenmiller is a United States citizen;

               iv)  White Rock Partners is a Texas limited partnership;

               v)   White Rock Management is a Texas limited partnership;

               vi)  White Rock, Inc. is a Texas corporation;

               vii) Thomas U. Barton is a United States citizen; and

               viii) Joseph U. Barton is a United States citizen.


Item 2(d)      Title of Class of Securities:

               Common Stock, $1.00 par value (the "Shares").

Item 2(e)      CUSIP Number:

                     05266E107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                    Item (a) through (j) not applicable. If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.        Ownership:

                                                             Page 12 of 18 Pages


Item 4(a)      Amount Beneficially Owned:

                    As of March 30, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of
                    Shares:

                    (i) As a consequence of SFM LLC's ability to terminate the White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr.
Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of the 248,000 Shares held for the account of Quantum Partners.

                    (ii) Each of White Rock, Inc., White Rock Management, Thomas
U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of 293,500 Shares. This number consists of (1) 248,000 Shares held for the account of Quantum Partners, (2) 20,000 Shares held for the accounts of White Rock Clients, other than Quantum Partners and (3) 25,500 Shares held for the account of White Rock Partners.

                    (iii)White Rock Partners may be deemed to be the beneficial owner of the 25,500 Shares held for its account.


Item 4(b)      Percent of Class:

               (i) The number of Shares of which each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 3.18% of the total number of Shares outstanding.

               (ii) The number of Shares of which each of White Rock, Inc., White Rock Management, Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 3.77% of the total number of Shares outstanding.

               (iii)The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 0.33% of the total number of Shares outstanding.

                                                             Page 13 of 18 Pages


Item 4(c)      Number of shares as to which such person has:

          SFM LLC/1/
          ----------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Soros/1/
          ------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Druckenmiller/1/
          --------------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:        0

          White Rock Partners
          -------------------

          (i)  Sole power to vote or to direct the vote:                  25,500

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:    25,500

          (iv) Shared power to dispose or to direct the disposition of:        0





----------------------
/1/      See Item 4(a)

                                                             Page 14 of 18 Pages



          White Rock Management
          ---------------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               293,500

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  293,500

          White Rock, Inc.
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               293,500

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  293,500

          Thomas U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               293,500

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  293,500

          Joseph U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               293,500

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  293,500


Item 5.   Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[X]

                                                             Page 15 of 18 Pages


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (ii) The shareholders or partners of each of the White Rock Clients (other than Quantum Partners) have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

               (iii) The partners of White Rock Management have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

               (iv) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

          Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held for the accounts of White Rock Clients (other than Quantum Partners), White Rock Partners and White Rock Management. White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients and White Rock Management.

          Information contained herein concerning SFM LLC, Mr. Soros, Mr. Druckenmiller and Quantum Partners has been provided by SFM LLC. White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton assume no responsibility for such information. Information contained herein concerning White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton has been provided by White Rock Management. SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.


Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

                         This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                         This Item 9 is not applicable.

                                                             Page 16 of 18 Pages


Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 17 of 18 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 27, 1998                   SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


Date:  March 27, 1998                   GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  March 27, 1998                   STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 18 of 18 Pages


Date:  March 27, 1998                   WHITE ROCK CAPITAL PARTNERS, L.P.

                                        By:  White Rock Capital Management, L.P.
                                             Its General Partner

                                             By:  White Rock Capital, Inc.
                                                  Its General Partner

                                                  By:  /S/ THOMAS U. BARTON
                                                       ------------------------
                                                       Thomas U. Barton
                                                       President


Date:  March 27, 1998                   WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                        By:  White Rock Capital Inc.
                                             Its General Partner

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


Date:  March 27, 1998                    WHITE ROCK CAPITAL, INC.

                                         By: /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             President



Date:  March 27, 1998                   /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton



Date:  March 27, 1998                   /S/ JOSEPH U. BARTON
                                        ---------------------------------------
                                        Joseph U. Barton